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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 7)
                                      and
                                 SCHEDULE 13D/A

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 7)

                               ----------------

                   International Comfort Products Corporation
                           (Name of Subject Company)

                               ----------------

                            Titan Acquisitions, Ltd.
                        United Technologies Corporation
                                   (Bidders)

                               ----------------

                     Ordinary Stock, No Par Value Per Share
                         (Title of Class of Securities)

                               ----------------

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                               Hartford, CT 06101
                           Tel. Number (860) 728-7000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                With a copy to:
                          Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                               ----------------
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                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 2 of 6 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  Titan Acquisitions Ltd.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
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 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  AF
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 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
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 6.
  Citizenship or Place of Organization
  Province of New Brunswick, Canada
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 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  40,099,227
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 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  98.3%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 3 of 6 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  United Technologies Corporation
  060570975
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  WC & OO
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  40,099,227
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  98.3%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 INTRODUCTION

  Titan Acquisitions, Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("Purchaser"), and United Technologies Corporation, a Delaware corporation ("Parent"), hereby amend their joint Tender Offer Statement on Schedule 14D-1 dated June 30, 1999 relating to an offer to purchase all outstanding ordinary shares (the "Shares") of International Comfort Products Corporation, a corporation continued under the federal laws of Canada (the "Company"), at US$11.75 per Share (such Tender Offer Statement on Schedule 14D-1, the "Schedule 14D-1"). This Amendment constitutes the final amendment to the Schedule 14D-1 pursuant to General Instruction D to Schedule 14D-1. All terms defined in the Schedule 14D-1 have the same meanings in this Amendment.

  The Offer expired at 12:00 midnight, Toronto time, on Monday, August 9, 1999. According to the information provided by the U.S. Depositary and the Canadian Depositary, prior to the expiration of the Offer, a total of 40,099,227 Shares had been tendered pursuant to the Offer (including Shares tendered pursuant to the procedure for guaranteed delivery and Shares tendered pursuant to the Lock-up Agreements), which constitute approximately 98.3% of all Shares outstanding (approximately 98.3% on a fully diluted basis). On August 10, 1999, Purchaser, by notice to the Depositaries, accepted for payment all Shares validly tendered prior to the expiration of the Offer.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The following paragraph is hereby inserted after the last sentence:

  As of August 10, 1999, Purchaser has acquired pursuant to the Offer (including Shares tendered pursuant to the procedure for guaranteed delivery and Shares tendered by Ravine and Teachers pursuant to the terms of the Lock-up Agreements) beneficial ownership of 40,099,227 Shares in the aggregate, which constitute approximately 98.3% of the outstanding Shares (approximately 98.3% on a fully diluted basis). Reference is hereby made to the press release issued by Purchaser on August 10, 1999, a copy of which is attached hereto as Exhibit (a)(17) and incorporated herein by reference.

Item 10. Additional Information.


  (f) The following sentence is hereby inserted after the last sentence:

  In addition, reference is hereby made to the disclosure set forth under Item 6 above.

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

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          United Technologies Corporation

                                             /s/ William Trachsel
                                          By: _________________________________
                                            Name: William Trachsel
                                            Title:Senior Vice President,
                                                  General Counsel & Secretary

                                          Titan Acquisitions, Ltd.

                                             /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President

Dated August 10, 1999

                                 EXHIBIT INDEX

  The following item (a)(17) is hereby added to the Exhibit Index:

 Exhibit
   No.                     Description
 -------                   -----------
 (a)(17) Press Release by Parent, dated August 10, 1999.


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